                                                               EXHIBIT 99.(A)(8)

[LOGO OF GBC BANCORP]

                                                                   June 16, 1999

To Our Shareholders:

  We are pleased to inform you that GBC Bancorp is offering to purchase 2,000,000 shares (representing approximately 16% of the currently outstanding shares) of its common stock from its shareholders through a tender offer at prices not greater than $22 nor less than $18 per share. The Company is conducting the tender offer through a procedure commonly referred to as a "Dutch Auction." This procedure allows you to select the price within that price range at which you are willing to sell your shares to the Company. Based upon the number of shares tendered and the prices specified by the tendering shareholders, the Company will determine the single per share price within that price range that will allow it to buy 2,000,000 shares (or such lesser number of shares as are validly tendered). All of the shares that are validly tendered at prices at or below that purchase price will, subject to possible proration, be purchased at that purchase price, net to the selling shareholder. All other shares which have been tendered and not purchased will be returned to the shareholder. The tender offer is not conditioned on any minimum number of shares being tendered.

  The tender offer provides shareholders the opportunity to sell shares for cash without the usual transaction costs and, in the case of those holders who own less than 100 shares, without incurring any applicable odd lot discounts.

  The tender offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, detailed instructions on how to tender shares are also in the enclosed materials. We encourage you to read these materials carefully before making any decision with respect to the tender offer. Neither the Company nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering shares.

  Please note that the tender offer is scheduled to expire at 11:59 p.m., New York City time, on Wednesday, July 14, 1999, unless extended by the Company. Questions regarding the tender offer may be directed to Morrow & Co., Inc., the Information Agent, at (800)566-9061.

                                         Sincerely,

                                         /s/ Li-Pei Wu
                                         Li-Pei Wu
                                         Chairman of the Board and
                                           Chief Executive Officer